UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tecogen Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

87876P201
(CUSIP Number)

May 23, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

___________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87876P201	13G	Page 2 of 4

1	NAME OF REPORTING PERSON Yiannis Monovoukas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,617,905
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,617,905
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,905
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.59%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87876P201	13G	Page 3 of 4

Item 1(a). Name of Issuer:
Tecogen Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
45 First Avenue, Waltham, MA 02451
Item 2(a). Name of Person Filing:
Yiannis Monovoukas
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Tecogen Inc., 45 First Avenue, Waltham, MA 02451
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock, par value $.001 per share
Item 2(e). CUSIP Number:
87876P201

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Section 13d-1(b)(1)(iii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).
Not applicable.
Item 4. Ownership.

(a)
Amount beneficially owned: 2,617,905 shares as to which Mr. Monovoukas has sole dispositive and voting power as follows (i) as the sole trustee of the John Hatsopoulos 1989 Family Trust for the benefit of Alexander J. Hatsopolous and Nia Marie Hatsopolous, which trust owns 1,620,665 shares of Tecogen Common Stock; (ii) as the sole trustee of the John N. Hatsopoulos Family Trust 2007, which trust owns 989,859 shares of Tecogen Common Stock; and (iii) as to 7,381 shares of Tecogen Common Stock owned individually by Mr. Monovoukas.

(b)	Percent of class: 10.59% (based on 24,709,989 shares of Tecogen Common Stock outstanding as of May 23, 2017, such number having been reported to the filing person upon his request).

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:            2,617,905
(ii)    Shared power to vote or direct the vote:            0
(iii)    Sole power to dispose or to direct the disposition of:        2,617,905
(iv)    Shared power to dispose or to direct the disposition of:    0

CUSIP No. 87876P201	13G	Page 4 of 4

Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

\s\ Bonnie J. Brown
Bonnie J. Brown, attorney-in-fact for Yiannis
Monovoukas, individually and as a trustee

Date: June 22, 2017